EXHIBIT 12.1

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Determination of earnings:
(Loss) income from continuing operations before income taxes	$(3,137)	$(59,287)	$(46,312)	$60,271	$(3,426)
Add:
Fixed charges	7,159	12,300	13,450	18,131	22,590

Earnings, as adjusted	$4,022	$(46,987)	$(32,862)	$78,402	$19,164

Fixed charges:
Interest expense (gross)(1)	$6,315	$11,514	$12,681	$17,380	$22,055
Portion of rent representative of the interest factor(2)	844	786	769	751	535

Fixed charges	$7,159	$12,300	$13,450	$18,131	$22,590

Deficiency of earnings available to cover fixed charges	$(3,137)	$(59,287)	$(46,312)	N/A	$(3,426)

Ratio of earnings to fixed charges	N/A	N/A	N/A	4:1	N/A

(1)

Interest expense includes amortization of deferred issuance costs of $0.6 million, $1.0 million, $1.1 million, $1.6 million and $1.8 million for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(2)

Approximately 33 percent of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which are not material. The underlying rent amounts were $2.6 million, $2.4 million, $2.3 million, $2.3 million and $1.6 million for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.